Exhibit 99.1

August 8, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary, First Capital Realty Inc., for the Second Quarter of 2012

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 50.0% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its financial results for the first quarter of 2012, as published on August 7, 2012, in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Press Release

FIRST CAPITAL REALTY ANNOUNCES STRONG Q2 RESULTS

Raises Quarterly Dividend to 21 cents

Toronto, Ontario (August 7, 2012) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets, announced today strong financial results for the three and six months ended June 30, 2012.

SIX MONTHS HIGHLIGHTS

	$ millions
Six months ended June 30	2012	2011
Enterprise value	$6,676	$5,789
Debt to total assets – IFRS basis	44.3%	47.3%
Debt to total market capitalization	43.9%	45.2%
Property rental revenue	$280.0	$258.8
Net operating income (NOI) (1)	$178.8	$165.2

	$ millions		per share
Six months ended June 30	2012	2011	2012	2011
Funds from Operations (FFO)(1)	$92.2	$77.4	$0.51	$0.47
FFO excluding other gains (losses) and (expenses)	$89.9	$77.1	$0.50	$0.47
Weighted average diluted shares for FFO (000’s)	181,192	165,567	—	—
Adjusted Funds from Operations (AFFO)(1)	$92.3	$81.7	$0.47	$0.44
AFFO excluding other gains (losses) and (expenses)	$91.0	$80.2	$0.46	$0.43
Weighted average diluted shares for AFFO (000’s)	198,661	186,957	—	—
Net income attributable to common shareholders	$221.1	$217.2	$1.15	$1.21
Weighted average common shares – diluted (000’s)	198,661	186,957	—	—

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $445 million in acquisitions, development activities and property improvements;

•	Added 1,182,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•

Acquired three shopping centres, nine properties and land sites adjacent to existing shopping centres, two development land parcels as well as five development land parcels in two existing assemblies. These acquisitions added 748,000 square feet of gross leasable area and 9.1 acres of land for future development;

•	Sold five properties, 50% interests in two properties totalling 764,000 square feet, and one development land parcel for gross proceeds of $189.5 million;

•	2.6% total same property NOI growth, 1.2% stable same property NOI growth, 9.0% increase on rate per square foot on 742,000 square feet of renewal leases;

•	Occupancy of 95.7% compared to 96.2% at June 30, 2011 and December 31, 2011; vacancy includes 0.7% of space held for redevelopment;

•

Gross new leasing totalled 744,000 square feet including development and redevelopment coming on line; lease closures totalled 494,000 square feet and closures for redevelopment totalled 137,000 square feet;

•	Completed new leasing on existing space totalling 369,000 square feet at an average rate of $18.36 per square foot;

•	Lease rates on openings and redevelopment coming on line increased by 23.2% versus all lease closures;

•	Average lease rate per occupied square foot increased by 4.7% from June 30, 2011 to $17.23 at June 30, 2012, including acquisitions of 671,000 square feet at $16.62 per square foot.

SECOND QUARTER HIGHLIGHTS

	$ millions		per share
Three months ended June 30	2012	2011	2012	2011
Property rental revenue	$140.7	$129.4
Net operating income (NOI) (1)	$91.1	$83.7	—	—
Funds from Operations (FFO)(1)	$47.9	$38.0	$0.26	$0.23
FFO excluding other gains (losses) and (expenses)	$45.8	$39.2	$0.25	$0.24
Weighted average diluted shares for FFO (000’s)	181,906	166,353	—	—
Adjusted Funds from Operations (AFFO)(1)	$47.8	$41.5	$0.24	$0.22
AFFO excluding other gains (losses) and (expenses)	$46.3	$41.1	$0.23	$0.22
Weighted average diluted shares for AFFO (000’s)	200,311	188,619	—	—

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $345 million in acquisitions, development activities and property improvements;

•	Added 1,036,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired three shopping centres, five properties and land sites adjacent to existing shopping centres and two land parcels in one existing assembly. These acquisitions added 689,000 square feet of gross leasable area and 5.7 acres of land for future development;

•	Sold three properties and a 50% interest in one property totalling 613,000 square feet and one parcel of land for gross proceeds of $141.9 million;

•	3.5% total same property NOI growth; 1.7% stable same property NOI growth;

•	8.3% increase on rate per square foot on 326,000 square feet of renewal leases;

•	Gross new leasing totalled 568,000 square feet including development and redevelopment coming on line; lease closures totalled 315,000 square feet and closures for redevelopment totalled 76,000 square feet;

•	Completed new leasing on existing space totalling 244,000 square feet at an average rate of $18.03 per square foot.

“This quarter and the next three is the busiest period in the Company’s history” said Dori J. Segal, President & CEO, “We are completing a large scale development pipeline, recycling capital into supply constrained markets and continuing to strengthen our overall capital position.”

NET INCOME

	Three months ended June 30		Six months ended June 30
($ millions, except per share amounts)	2012	2011	2012	2011
Net income attributable to common shareholders	$122.0	$168.7	$221.1	$217.2
Net income per share attributable to common shareholders (diluted)	$0.63	$0.92	$1.15	$1.21
Weighted average common shares – diluted (000’s)	200,311	188,619	198,661	186,957

Net income attributable to common shareholders for the three months ended June 30, 2012 was $122.0 million or $0.63 per share (diluted) compared to $168.7 million or $0.92 per share (diluted) for the three months ended June 30, 2011. Net income attributable to common shareholders for the six months ended June 30, 2012 was $221.1 million or $1.15 per share (diluted) compared to $217.2 million or $1.21 per share diluted for the six months ended June 30, 2011.

For the three months ended June 30, 2012, the decrease in net income is primarily due to the smaller increase in the value of investment properties in 2012 as compared to the prior year ($110.5 million for the three months ended June 30, 2012 compared to $163.5 million for the same prior year period) as well as increases in interest expense, corporate expenses and deferred income tax expense relating to the freeze during the second quarter of 2012 in the reduction of the income tax rate by the Province of Ontario on its general corporate income taxes. The decrease in net income was partially offset by the increase in NOI resulting from acquisitions, development and redevelopment projects coming on line and same property NOI growth. The increased weighted average number of common shares outstanding resulting from various financing activities also contributed to the decrease in net income per share attributable to common shareholders.

For the six months ended June 30, 2012, the increase in net income is primarily due to the increase in NOI resulting from acquisitions, development and redevelopment projects coming on line and same property NOI growth, partially offset by the increases in interest expense, corporate expenses and deferred income tax expense. The increased weighted average number of common shares outstanding resulting from various financing activities also contributed to the decrease in net income per share attributable to common shareholders.

FFO AND AFFO

In the second quarter of 2012, FFO increased to $47.9 million or $0.26 per share (diluted) from $38.0 million or $0.23 per share (diluted) in the same prior year period. In the second quarter, FFO included other net gains of $2.0 million compared to other net losses of $1.2 million in the same prior year period. Year-to-date, FFO increased to $92.2 million or $0.51 per share (diluted) from $77.4 million or $0.47 per share (diluted). Year-to-date, FFO included other net gains of $2.4 million compared to other net gains of $0.2 million in the six months ended June 30, 2011. The increase in FFO is primarily due to the increase in NOI resulting from acquisitions, development and redevelopment projects coming on line, same property NOI growth, increased interest income as well as higher other non-recurring gains. The effect of the increase in NOI was partially offset by increases in interest expense, and corporate expenses primarily relating to staffing costs. The increase in the FFO per share amount was also partially offset by an increase in the weighted average number of common shares outstanding resulting from various financing activities.

AFFO was $47.8 million or $0.24 per share (diluted) in the second quarter of 2012 compared to $41.5 million or $0.22 per share (diluted) in the same prior year period. AFFO included $1.6 million of other net gains in the quarter compared to $0.3 million of other net gains for the same prior year period. AFFO was $92.3 million or $0.47 per share (diluted) in the six months ended June 30, 2012 compared to $81.7 million or $0.44 per share (diluted) in the same prior year period. AFFO included $1.3 million of other net gains compared to $1.6 million of other net gains for the same prior year period.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, actual costs incurred for capital expenditures and leasing costs for maintaining shopping centre infrastructures and revenues and other gains or losses. Gains or losses on land sales and residential inventory units pre-sale costs are also excluded from AFFO. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in Management’s Discussion and Analysis for further information.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities for the six months ended June 30, 2012:

•	On February 15, 2012 completed the redemption of its remaining 5.50% debentures in accordance with their terms at par by issuing 1.2 million common shares including conversions prior to redemption.

•	On February 16, 2012 issued $75 million principal amount of cashless convertible unsecured debentures at a coupon of 4.95% and a term to maturity of 5.1 years.

•

Funded $137.5 million of 10-year mortgage financing relating to five properties with a weighted average interest rate of 3.92%. In addition, the Company funded $32.8 million mortgage financings with terms between one and five years relating to two properties with a weighted average interest rate of 3.26%.

•	On April 4, 2012, the Company issued $175 million principal amount senior unsecured debentures Series N, with a coupon rate of 4.50% maturing March 1, 2021.

•

On June 1, 2012, the Company completed the issuance of $100 million principal amount of senior unsecured debentures, Series O, due January 31, 2022. On July 17, 2012, the Company completed the issuance of an additional $50 million principal amount in this same series. These debentures bear interest at a coupon rate of 4.43% per annum payable semi-annually commencing September 1, 2012. The additional debentures were sold at a price of $100.892 per $100.00 principal amount plus accrued interest, with an effective yield of 4.315% per annum if held to maturity.

•	On June 21, 2012, the Company repaid on maturity the $100 million principal amount outstanding of its 5.08% Series A senior unsecured debentures.

SUBSEQUENT EVENTS

Dividend

The Company announced today that it will pay a third quarter dividend of $0.21 per common share on October 11, 2012 to shareholders of record on September 28, 2012.

Payment of Interest in Shares

The Company will pay the interest due on September 30, 2012 to holders of its 6.25%, 5.70%, 5.40%, 5.25% (due January 31, 2019), 5.25% (due March 31, 2018), 4.95% and 4.75% convertible unsecured subordinated debentures (FCR.DB.C, FCR.DB.D, FCR.DB.E, FCR.DB.F, FCR.DB.G, FCR.DB.H and FCR.DB.I) by the issuance of common shares. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on September 24, 2012. The interest payment will be approximately $11.0 million based upon convertible debentures outstanding as of August 7, 2012.

Equity Offering

On August 3, 2012 the Company issued 2.5 million units (consisting of one common share of the Company and one common share purchase warrant) at $18.75 per unit for gross proceeds of $46.9 million. Each warrant entitles the holder to acquire one common share of the Company at a price of $19.75 per share for a period of 12 months following closing.

Acquisitions and Dispositions Subsequent to June 30, 2012

•	On July 20, 2012, the Company sold Dickson Trail, a 52,400 square foot shopping centre located in Airdrie, Alberta for gross proceeds of $22.7 million which was satisfied in cash.

•	On July 26, 2012, the Company acquired a mixed-use retail and office property totaling approximately 50,000 square feet on 0.6 acres of land in the heart of Uptown 17th Avenue SW, Calgary’s premier urban retail district. The property is adjacent to, and will form part of, the Company’s existing Mount Royal Village shopping centre. The total purchase price of approximately $38.1 million including closing costs was satisfied with a combination of cash and the assumption of $17.8 million fixed rate debt with an annual contractual interest rate of 5.18%, maturing in August 2017.

•	On July 31, 2012, the Company closed on Les Jardins Millen, a 62,000 square foot retail component and the related parking of a newly developed mixed-use property located in Montreal, Quebec for approximately $15.6 million cash, including closing costs. Costs to complete are estimated at approximately $3 million.

•	The Company entered into binding agreements to sell two properties for gross proceeds of $70.3 million, which will be satisfied through the assumption by the vendor of a $21.9 million mortgage payable with an effective interest rate of 6.52% and the balance of the sales proceeds payable in cash.

•	On August 7, 2012, the court issued its final order approving a plan of arrangement transaction involving First Capital Realty, Gazit-Globe Ltd. (“Gazit-Globe”) and Gazit America Inc. (“Gazit America”). The transaction was previously approved by the shareholders of Gazit America at a meeting held for this purpose on August 2, 2012. Under the plan of arrangement, (i) Gazit-Globe will acquire all of the common shares of Gazit America not already beneficially owned by Gazit-Globe and (ii) First Capital Realty will acquire the shares of Gazit America’s subsidiaries, ProMed Properties (CA) Inc. and ProMed Asset Management Inc., which together own and manage all of the medical office and retail properties of Gazit America, and certain inter-company indebtedness owing to Gazit America. Pursuant to the transaction, which is expected to be completed on August 8, 2012 subject to customary closing conditions, First Capital Realty will effectively acquire from Gazit America 12 medical office and retail properties and a 50% interest in a thirteenth property jointly owned with First Capital Realty, totalling approximately 930,000 square feet of gross leasable area located close to existing First Capital Realty properties in Calgary, Edmonton, the Greater Toronto Area, London, Ontario, Ottawa and the Greater Montreal Area. As consideration for the acquisition of these assets and liabilities, the Company expects to issue on closing 5,461,786 common shares and assume certain property-related indebtedness.

•	First Capital Realty shareholders who initially received Gazit America shares as a dividend-in-kind valued at $0.28 per First Capital Realty common share (on a post split basis) on August 14, 2009 and continued to hold these Gazit America shares until completion of the arrangement transaction will receive, on a corresponding basis, additional consideration of approximately $0.20, bringing the total amount received to approximately $0.48.

Redemption of Series D Senior Unsecured Debentures

On July 30, 2012, the Company announced that it has provided notice to holders of its outstanding 5.34% Series D senior unsecured debentures due April 1, 2013 (the “Debentures”) in respect of the redemption in full of the $97 million outstanding principal amount of the Debentures.

The Company has established August 29, 2012 as the redemption date. On the redemption date, the Debentures will be redeemed at a price of $1,023.33 for each $1,000 principal amount of Debentures outstanding, consisting of the Canada Yield Price (as defined in the trust Indenture pursuant to which the Debentures were issued) calculated on July 30, 2012, and will thereafter cease to be outstanding. In addition, accrued but unpaid interest will be paid on the Debentures to but excluding the redemption date.

Q2 2012 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s current guidance to the previously provided guidance follows.

(per share amounts, except for	2012 Guidance		2012 Guidance
projected FFO, AFFO and shares outstanding)	as at Q2		as Q1		Variance
	Low	High	Low	High	Low	High
Projected diluted net income per share	$1.61	$1.64	$1.08	$1.12	$0.53	$0.52
Adjustments

Projected fair value increase and deferred income taxes	$(0.64)	$(0.64)	$(0.12)	$(0.12)	$(0.52)	$(0.52)
Projected FFO per share	$0.97	$1.00	$0.96	$1.00	0.01	—
Projected FFO ($ millions)	$178.0	$183.4	$174.8	$182.1	$3.2	$1.3
Projected weighted average shares outstanding for per share FFO calculations (millions)	183 .4		182.3		1.1

Projected FFO ($ millions)	$178.0	$183.4	$174.8	$182.1	$3.2	$1.3
Projected weighted average shares outstanding for per share AFFO calculations (including conversion of convertible debentures) (millions)	200.1		199.0		1.1
Projected FFO per share (using weighted average AFFO shares outstanding	$0.89	$0.92	$0.88	$0.92	0.01	—
Projected revenue sustaining capital expenditures	$(0.08)	$(0.08)	$(0.08)	$(0.08)	—	—

Projected non-cash items, net	$0.10	$0.10	$0.10	$0.10	—	—
Projected AFFO per share	$0.91	$0.94	$0.90	$0.94	0.01	—

The variance in projected diluted net income per share from previous guidance to Q2 guidance primarily represents the actual increase in the value of investment properties recorded in the second quarter, net of associated deferred income taxes. The Company does not forecast changes in the values of investment properties when issuing guidance. These value changes are included in net income but not in FFO and AFFO.

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company’s capital structure and share price, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, funds from operations and adjusted funds from operations are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

Q2 2012 guidance is based on the following operating activity assumptions inclusive of year-to-date activity:

•	Stable same property NOI growth of 1.5% to 2.0%;

•	Development, redevelopment and expansion coming on line of 600,000 to 700,000 square feet with approximate gross book value of $250 to $300 million;

•	Income-producing and other property acquisitions totalling approximately $350 to $400 million for the year including the $296 million completed through June 30, 2012;

•	Disposition of approximately $290 million of income-producing properties in 2012 including the $190 million completed through June 30, 2012;

•	Revenue sustaining capital expenditures are expected to be approximately $0.75 per square foot on average;

•	Capital structure will be similar to June 30, 2012; leverage will be 50 to 100 basis points lower than the June 30, 2012 leverage during the remainder of the year;

•	The previously announced redemption of $97 million principal amount of Series D 5.34% Senior Unsecured Debentures;

•	Acquisition of the medical office and retail properties and related debt of Gazit America, which is expected to close on August 8, 2012.

Readers should refer to the section below titled “Forward-Looking Statements” for important information on risk factors.

For further information on management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section of the MD&A for the quarter ended June 30, 2012.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the second quarter ended June 30, 2012 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing our second quarter results on Wednesday, August 8, 2012 at 11:00 a.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-696-5910 or at 416-340-2217. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through August 15, 2012 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 6439641.

Webcast:

To access the webcast, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 866-696-5910 or 416-340-2217. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The Company currently owns interests in 165 properties, including eight under greenfield development, totalling approximately 23.4 million square feet of gross leasable area and three sites in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the quarter ended June 30, 2012, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “anticipates” and similar expressions. Forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2012 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2012 Guidance” section of this press release also include that consumer demand will remain stable, demographic trends will continue and there will continue to be barriers to entry in the markets in which the Company operates.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s 2011 Annual Report and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to, general economic conditions, the availability of new competitive supply of retail properties which may become available either through construction or sublease, First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents, changes in interest rates and credit spreads, availability of debt and equity financing, tenant bankruptcies, tenant financial difficulties and defaults, unexpected costs or liabilities related to acquisitions, challenges associated with the integration of acquisitions into the Company, development and construction, environmental liability and compliance costs, the relative illiquidity of real property, legal matters, reliance on key personnel, changes in operating costs, First Capital Realty’s ability to obtain insurance coverage at a reasonable cost and changes in the U.S.–Canadian foreign currency exchange rate.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR